UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1 To SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jamba, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

47023A101
(CUSIP Number of Class of Securities)

CanBa Investments, LLC
Attn.: Sam Serruya
210 Shields Court
Markham, Ontario
L3R 8V2
905-479-8762

With copies to:

Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, NY
212-370-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2010
(Date of Event Which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 47023A101

(1)	Name of Reporting Person CanBa Investments, LLC S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 6,910,900 (1)

	(8)	Shared Voting Power

	(9)	Sole Dispositive Power 6,910,900 (1)

	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,910,900 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 10.9%(1)

(14)	Type of Reporting Person OO

_____________________
(1)
As of April 15, 2010, CanBa Investments, LLC (“CanBa”) beneficially owns, and is the record holder of, 60,609 shares of Series B-2 Convertible Preferred Stock, $0.001 par value per share, of Jamba, Inc. (the “Company” and, the Series B-2 Convertible Preferred Stock, the “Series B-2 Preferred”) and 850,000 shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”).  Shares of Series B-2 Preferred, as well as shares of Series B-1 Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series B-1 Preferred” and, together with the Series B-2 Preferred, the “Preferred Stock”), are convertible at the election of the holders, at any time, into shares of Common Stock at an initial conversion price of $1.15 per share, which is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  CanBa initially purchased 134,348 shares of Series B-2 Preferred but subsequently transferred 53,739 shares of Series of B-2 Preferred to its members, as futher discussed below in Item 3.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 60,609 shares of Series B-2 Preferred beneficially owned by CanBa, on an as-converted basis, is convertible into 6,060,900 shares of Common Stock and when aggregated with the 850,000 shares of Common Stock owned by CanBa represents 10.9% of the total voting power of the voting stock of the Company (based on the 55,158,961 shares of Common Stock outstanding as of March 25, 2010 as reported in the Definitive Proxy Statement (File No. 001-32552) of the Company, filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2010) calculated in accordance with Rule 13d-3(d).

Item 1.	Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Jamba, Inc., a Delaware corporation (the “Company” or the “Issuer”).  The principal executive offices of the Company are located at 6475 Christie Avenue, Suite 150, Emeryville, California 94608.

Item 2.	Identiy and Background

This Schedule13D is filed on behalf of CanBa Investments, LLC (“CanBa”).

The principal business address of CanBa is 210 Shields Court, Markham, Ontario, L3R 8V2.

CanBa is a Delaware limited liability company whose principal business is to hold Series B-2 Convertible Preferred Stock (the “Series B-2 Preferred Stock”) or Common Stock of the Issuer.  CanBa is managed by a two person board of directors, and all board action relating to the voting or disposition of Series B-2 Preferred Stock or Common Stock requires approval of a majority of the board.

CanBa has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

To the knowledge of CanBa, the name, business address, citizenship and principal occupation or employment of each director and officer of CanBa, and any other information concerning CanBa and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

On May 31, 2009, the Company, Mistral Equity Partners, LP (“MEP”), Mistral Equity Partners QP, LP (“MEP QP”), MEP Co-Invest, LLC (“MEP C-I”, together with MEP and MEP QP, the “Mistral Purchasers”) and a company controlled by the Serruya family (“Serruya”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), providing for (i) the issuance and sale to the Mistral Purchasers of 170,000 shares of a new series of preferred stock, the Series B-1 Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series B-1 Preferred”) at a price of $115 per share (the “Mistral Transaction”) and (ii) the issuance and sale to Serruya of 134,348 shares of a new series of preferred stock, the Series B-2 Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series B-2 Preferred” and, together with the Series B-1 Preferred, the “Preferred Stock”) at a price of $115 per share (the

“Series B-2 Transaction”).  Following the execution of the Purchase Agreement, Serruya assigned all its rights and obligations under the Purchase Agreement and related documents to CanBa Investments, LLC (“CanBa”) pursuant to an Assignment and Assumption of Contract dated June 4, 2009 among the Company, Serruya and CanBa (the “Assignment Agreement” and the Series B-2 Transaction, following the entering into of the Assignment Agreement, together with the Mistral Transaction, collectively, the “Transactions”).  The Transactions were consummated on June 16, 2009 (the “Closing”).

Shares of Preferred Stock are convertible at the election of the holders, at any time, into shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”) at an initial conversion price of $1.15 per share, which is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

At the Closing, CanBa purchased an aggregate of 134,348 shares of Series B-2 Preferred for an aggregate purchase price of $15,450,020.  Following the Closing, on June 17, 2009, certain members of CanBa exchanged their interests in CanBa into an equal number Series B-2 Preferred.  Following such exchange, CanBa held 80,609 Series B-2 Preferred.  As of that date, such shares of Series B-2 Preferred were convertible into 8,060,900 shares of Common Stock.  Under the terms of the Purchase Agreement, CanBa was entitled to a $85,000 reimbursement for fees and expenses incurred by it in connection with the consummation of the Transaction.  Such expense reimbursement was deducted from the aggregate purchase price payable by CanBa at the Closing in exchange for its shares of Series B-2 Preferred.

All of the funds required to acquire the shares of Series B-2 Preferred at the Closing were obtained from capital contributions from the members of CanBa.

 The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Purchase Agreement, a copy of which is listed hereto as Exhibit 1 and incorporated herein by reference and (b) the full text of the Certificate of Designation, Preferences and Rights of the Preferred Stock (the “Certificate of Designation”), a copy of which is listed hereto as Exhibit 2 and incorporated herein by reference.

As reported on CanBa’s Form 4 filings, on March 31, 2010 CanBa converted 20,000 shares of the Series B-2 Preferred into 2,000,000 shares of Common Stock. Subsequently, from April 8, 2010 through April 15, 2010, CanBa sold 1,150,000 shares of Common Stock at prices ranging from a low of $2.85 to a high of $3.40 in open market transactions on the NASDAQ Stock Market..

Item 4.	Purpose of Transaction

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

CanBa consummated the Series B-2 Transaction and acquired its shares of Series B-2 Preferred for investment purposes.  Depending upon market conditions and other factors that it may deem material, CanBa may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of its shares of Series B-2 Preferred (or the shares of

Common Stock underlying such shares) it now beneficially owns or may hereafter acquire.

Except as otherwise disclosed herein, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters described in Items 4(a) through (j) of Schedule 13D.

As a condition to the Closing, the Company was required to apply a portion of the proceeds obtained from the sale of the shares of Preferred Stock to pay and discharge in full the Victory Indebtedness (as defined in the Purchase Agreement) and for other ordinary course working capital purposes.  The Victory Indebtedness was paid and discharged in full at the Closing.

Prior to the Closing, the Company filed the Certificate of Designation creating the Series B-1 Preferred and Series B-2 Preferred and providing for powers, preferences and relative, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof.  The shares of Preferred Stock are convertible at the election of the holders, at any time, into shares of Common Stock at an initial conversion price of $1.15 per share, which is subject to customary anti-dilution adjustments for stock splits, dividends and the like.

The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.  After a two-year period, the Company will have the right to force the shares of Preferred Stock to convert into shares of Common Stock if (i) the Common Stock trading volume averages 150,000 shares per trading day over a 30 trading day period and (ii) the daily volume weighted average price per share of the Common Stock exceeds the product of 2.5 times the then-applicable conversion price for any 20 of the preceding 30 trading days.

The holders of the shares of the Series B-2 Preferred, voting as a separate class, are  entitled to elect one member to the board of directors of the Company (the “Preferred Director” and the Board of Directors of the Company, the “Board”) so long as more than 25% of the number of shares of Series B-2 Preferred originally issued are outstanding.  In the event that (i) at the time of the Issuer’s 2010 annual meeting of its stockholders there are more than 9 members on the Board and (ii) so long as more than 50% of the number of shares of Series B-2 Preferred originally issued are outstanding, then the size of the Board will be increased by one additional Board seat and the holders of the Series B-2 Preferred, voting as a separate class, will be entitled to elect one additional member to the Board to fill the seat. The ability to elect any members to the Board by the holders of the Series B-2 Preferred ceases once the number of outstanding shares of Series B-2 Preferred is less than 25% of the number of shares of Series B-2 Preferred originally issued.  Under the terms of the Purchase Agreement, the foregoing Board member election rights shall continue to be held by CanBa in respect of any shares of Common Stock held thereby upon conversion of any shares of its Series B-2 Preferred, although such election rights are subject to similar reductions depending on the percentage of such shares that continue to be held by CanBa, relative to the number of shares of Common Stock underlying the shares of Series B-2 Preferred that were issued and sold to CanBa at the Closing.

The shares of Preferred Stock are entitled to an 8% dividend, payable quarterly in cash, at the option of the Company.  The dividend rate will increase to 10% in the event the Common Stock is not listed for trading on any of the New York Stock Exchange, the NASDAQ Global Market or the American Stock Exchange or if the Company fails to declare and pay, in full and in cash, dividends on shares of the Preferred Stock for three consecutive quarters until such time as the dividends are paid in full and in cash.  Further, if the Company fails to declare and pay, in full and in cash, dividends on shares of the Preferred Stock for three consecutive quarters, the size of the Board shall be increased by one member and the holders of the Preferred Stock, voting together as a single class, shall be entitled to elect one additional member to the Board until such time as the dividends are paid in full and in cash.

In the event of a liquidation, dissolution or winding-up of the affairs of the Company, the holders of the shares of Preferred Stock then outstanding will have the right to receive, out of the assets of the Company available for distribution to its stockholders before any payment to the holders of shares of Common Stock or any other junior stock, an amount per share equal to the greater of (i) the original sale price per share plus any unpaid accrued dividends or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into shares of Common Stock immediately prior to such liquidation, dissolution or winding-up.

After 7 years from the date the shares of Preferred Stock are originally issued, the holders of at least a majority of the then outstanding shares of Preferred Stock will have the right to require the Company to redeem their shares of Preferred Stock, in whole or in part, at a price per share equal to the original sale price per share plus any unpaid but accrued dividends.

The Company has granted the purchasers of the shares of Preferred Stock certain preemptive rights with respect to the sale and issuance by the Company of equity securities, as delineated in the Purchase Agreement.  The holders of the shares of Preferred Stock also received customary protective provisions under the Certificate of Designation and additional protections under the Purchase Agreement (including the requirement that the consent of a majority of the holders of the shares of Common Stock issuable upon conversion of the Preferred Stock must be obtained prior to the Company incurring in excess of $10 million in indebtedness).

At the Closing, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Mistral Purchasers, CanBa and North Point Advisors LLC pursuant to which, among other things, the Company agreed to grant the parties thereto certain registration rights including the right to require the Company to file a registration statement to register the shares of Common Stock issuable upon conversion of the Preferred Stock.  The Company also entered into an amendment (“Amendment No. 1 to the  Rights Agreement”) to its rights agreement dated October 8, 2008 (the “Rights Agreement”) providing for the Mistral Purchasers and CanBa to be “Grandfathered Persons” such that the issuance of the shares of Preferred Stock and the issuance of any shares of the Common Stock upon conversion thereof will not trigger the provisions of the Rights Agreement.  All other provisions of the Rights Agreement otherwise remain in effect.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Purchase Agreement, a copy of which is listed hereto as Exhibit 1 and incorporated herein by reference and (b) the full text of the Certificate of Designation, a copy of which is listed hereto as Exhibit 2 and incorporated herein by reference, (c) the full text of the Registration Rights Agreement, a copy of which is listed hereto as Exhibit 3 and incorporated herein by reference and (d) the full text of Amendment No. 1 to the Rights Agreement, a copy of which is listed hereto as Exhibit 4 and incorporated herein by reference.

The conversion of 20,000 Series B-2 Preferred into 2,000,000 shares of Common Stock on March 31, 2010 and the sale of 1,150,000 shares of common stock from April 8, 2010 through April 15, 2010 were made in CanBa’s ordinary course of business for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)
Based on calculations made in accordance with Rule 13d-3(d) and there being 55,158,961 shares of Common Stock outstanding as of March 25, 2010, as reported in the Definitive Proxy Statement (File No. 001-32552) of the Company, filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2010), CanBa beneficially owns 60,609 shares of Series B-2 Preferred Stock, which is currently convertible into 6,060,900 shares of Common Stock, and 1,150,000 shares of Common Stock, which when aggregated, represents beneficial ownership of 10.9% of the outstanding Common Stock.

(b)	CanBa has the sole power to vote and dispose of the 6,910,900 shares of Common Stock.

(c)
On June 16, 2009, CanBa purchased 134,348 shares of Series B-2 Preferred at a price of $115 per share, for an aggregate purchase price of $15,450,000. On June 17, 2009, CanBa distributed 53,739 shares of Series B-2 Preferred to certain of its members upon redemption of such members interests in CanBa.

As reported on CanBa’s Form 4 filings, on March 31, 2010 CanBa converted 20,000 shares of the Series B-2 Preferred into 2,000,000 shares of Common Stock. Subsequently, from April 8, 2010 through April 15, 2010, CanBa sold 1,150,000 shares of Common Stock at prices ranging from a low of $2.85 to a high of $3.40 in open market transactions on the NASDAQ Stock Market as described in the table below:

Date	Quantity	Price	Transaction

April 8, 2010	200,000	$3.042 (1)	Sale
April 9, 2010	250,000	$3.076 (2)	Sale
April 12, 2010	200,000	$3.098 (3)	Sale
April 13, 2010	50,000	$2.930 (4)	Sale
April 14, 2010	300,000	$2.936 (5)	Sale
April 15, 2010	150,000	$3.292 (6)	Sale

1. Price reported is the volume weighted average price for shares sold on that day. The Reporting Person undertakes to provide upon request by the Commission, full information regarding the number of shares sold at each separate price. The price range of shares sold on that day is $3.00 to $3.09 per share.

2. Price reported is the volume weighted average price for shares sold on that day. The Reporting Person undertakes to provide upon request by the Commission, full information regarding the number of shares sold at each separate price. The price range of shares sold on that day is $3.00 to $3.18 per share.

3. Price reported is the volume weighted average price for shares sold on that day. The Reporting Person undertakes to provide upon request by the Commission, full information regarding the number of shares sold at each separate price. The price range of shares sold on that day is $3.00 to $3.16 per share.

4. Price reported is the volume weighted average price for shares sold on that day. The Reporting Person undertakes to provide upon request by the Commission, full information regarding the number of shares sold at each separate price. The price range of shares sold on that day is $2.90 to $2.95 per share.

5. Price reported is the volume weighted average price for shares sold on that day. The Reporting Person undertakes to provide upon request by the Commission, full information regarding the number of shares sold at each separate price. The price range of shares sold on that day is $2.85 to $3.00 per share.

6. Price reported is the volume weighted average price for shares sold on that day. The Reporting Person undertakes to provide upon request by the Commission, full information regarding the number of shares sold at each separate price. The price range of shares sold on that day is $3.20 to $3.40 per share.

(d)                                Not applicable.

(e)                                 Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The information in Items 3 and 4 is incorporated herein by reference into this Item 6.

CanBa has agreed that, for the first two years from the date the shares of Preferred Stock are originally issued, they will not effect a transfer of their shares of Series B-2 Preferred aggregating to 10% or more of the then outstanding shares of the Company’s Common Stock on an as-converted basis unless the sale is first offered to the Company (the procedures for which are set forth in the Purchase Agreement).  CanBa has further agreed that, for 90 days following the Closing, it will not transfer any of its shares of Series B-2 Preferred (or shares of Common Stock into which such shares of Preferred Stock are convertible) to any third party, with certain exceptions in the case of transfers to affiliates or transfers in the context of tender or exchange offers.  CanBa is further restricted from knowingly transferring its shares of Series B-2 Preferred to a direct or indirect competitor of the Company, as reasonably determined by a majority of the Board (excluding the vote of any director elected by the Preferred Stock).  None of the foregoing restrictions on transfer will remain in effect in the event of a bankruptcy or similar proceeding of the Company,  whether voluntary or involuntary.

Under the Purchase Agreement, CanBa, its members, Mr. Michael Serruya, his immediate family members and companies which they control are also subject to certain standstill provisions for the period commencing on the date of the Closing and ending on the earlier of (a) the first calendar day following the Company’s 2011 annual stockholder meeting, (b) June 1, 2011, (c) the date on which the majority of the Board (excluding any director elected by the Preffered Stock) is no longer comprised of Continuing Directors (as defined in the Purchase Agreement) and (d) the date on which there exists dividend arrearages in respect of three quarterly dividend payments under the Certificate of Designation until such time as all accrued quarterly dividends required to be paid have been paid in full and in cash (the “Standstill Period”).  During the Standstill Period, CanBa and such other persons are not permitted to (i) otherwise act, alone or in concert with others, to seek to control management, the Board or the policies of the Company or to seek a waiver of any provision of the Purchase Agreement; or (ii) take any action resulting in CanBa or such other persons having to file or amend a Schedule 13D indicating a plan or proposal to do any of the foregoing.  The foregoing restrictions are subject to certain exceptions for the Preferred Directors and in connection with tender or exchange offers.

During the Standstill Period, CanBa has also agreed to vote (or cause any person to whom any of them have transferred 25% or more of the shares of Series B-2 Preferred purchased by them at the Closing (a “Permitted Transferee”)) or cause to vote all of their shares of Series B-2 Preferred and shares of Common Stock beneficially owned by it or them, in connection with any election or removal of directors of the Board in (i) the manner recommended by the Board or (ii) the same proportion as the votes of all stockholders of the Company, other than the purchasers of Preferred Stock and their respective affiliates, present in person or by proxy at the applicable meeting with respect to the election or removal of each director.  CanBa further agreed to, and to cause each Permitted Transferee to, cause all shares of Series B-2 Preferred acquired thereby at the Closing and any shares of Common Stock beneficially owned by it or them to be present or represented by proxy at every meeting at which such shares are entitled to be voted.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Purchase Agreement, a copy of which is listed hereto as Exhibit 1 and incorporated herein by reference, (b) the full text of the Certificate of Designation, a copy of which is listed hereto as Exhibit 2 and incorporated herein by reference, (c) the full text of the Registration Rights Agreement, a copy of which is listed hereto as Exhibit 3 and incorporated herein by reference and (d) the full text of Amendment No. 1 to the Rights Agreement, a copy of which is listed hereto as Exhibit 4 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1
Securities Purchase Agreement, dated as of May 31, 2009, by and among the Company, MEP, MEP QP, MEP C-I and the Serruya Purchaser (filed as Exhibit 10.1 to the Company’s Form 8-K (File No. 001-32552) filed with the SEC on June 3, 2009 and incorporated herein by reference).

Exhibit 2
Certificate of Designation of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock of the Company dated June 16, 2009 (filed as Exhibit 3.1 to the Company’s Form 8-K (File No. 001-32552) filed with the SEC on June 17, 2009 and incorporated herein by reference).

Exhibit 3
Registration Rights Agreement dated as of June 16, 2009 by and among the Company, North Point Advisors LLC, MEP, MEP QP, MEP C-I and Canba Investments, LLC (filed as Exhibit 4.1 to the Company’s Form 8-K (File No. 001-32552) filed with the SEC on June 17, 2009 and incorporated herein by reference).

Exhibit 4
Amendment No. 1 to Rights Agreement dated as of June 16, 2009 by and between the Company and Continental Stock Transfer & Trust Company as rights agent (filed as Exhibit 4.3 to the Company’s Form 8-K (File No. 001-32552) filed with the SEC on June 17, 2009 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2010

CANBA INVESTMENTS, LLC

By:	/s/ Sam Serruya
Name: Sam Serruya
Title: Director

SCHEDULE A

Name	Title/Principal Occupation or Employment	Citizenship

Sam Serruya	Mr. Serruya is a director and president of CanBa Investments, LLC.	Canadian

Jack Serruya	Mr. Serruya is a director of CanBa Investments, LLC. Mr. Serruya’s principal occupation is Vice President of Sheppard Avenue Inc., a real estate investment firm.	Canadian